Exhibit 4.11

•	Operation Agreement

Parties:

(1)	An applicable PRC Subsidiary;

(2)	an applicable Consolidated Entity; and

(3)	each shareholder(s) of such Consolidated Entity (each a “Nominee Shareholder”).

Key Terms:

(1)

Subject to compliance with the relevant provisions under the Operation Agreement by the Consolidated Entity, the PRC Subsidiary agrees, to be a guarantor of the Consolidated Entity in relation to the Consolidated Entity’s due performance of its obligations under the contracts, agreements or transactions entered into between such Consolidated Entity and any third party in connection with the Consolidated Entity’s business and operations. As counter-guarantee, the Consolidated Entity agrees to pledge all the accounts receivable generated in its operations and mortgage all of its assets in favor of the PRC Subsidiary. In furtherance of the aforesaid guarantee arrangement, the PRC Subsidiary may, to the extent as necessary, enter into a written guarantee contract with the creditor of the Consolidated Entity to specify the surety obligation of the PRC Subsidiary. The Consolidated Entity and the Nominee Shareholder(s) shall take all necessary actions to carry out the counter-guarantee arrangement with the PRC Subsidiary, including, but not limited to, executing the relevant documents and filing the relevant registrations.

(2)

In consideration of the requirements of item (1) above and to ensure the performance of the various business agreements between the PRC Subsidiary and the Consolidated Entity and the payment by the Consolidated Entity of the amounts payable to the PRC Subsidiary thereunder, the Consolidated Entity and the Nominee Shareholder(s) jointly and severally agree that, without the PRC Subsidiary’s prior written consent, the Consolidated Entity shall not engage in any transaction that may materially affect its assets, liabilities, rights or operations (except that the Consolidated Entity may, in the ordinary course of its business, enter into business contracts or agreements, sell or purchase assets and create liens in favor of relevant counter parties as required by law.), including, but not limited to, the following:

(i)	To borrow money from any third party or assume any debt;

(ii)	To sell to or acquire from any third party any asset or rights, including, but not limited to, any intellectual property rights;

(iii)	To provide guarantee for any third party with its assets or intellectual property rights as collaterals; or

(iv)	To assign to any third party its business contracts.

(3)

In order to ensure the performance of the various business agreements between the PRC Subsidiary and the Consolidated Entity and the payment by the Consolidated Entity of the amounts payable to the PRC Subsidiary thereunder, the Consolidated Entity and the Nominee Shareholder(s) jointly and severally agree to accept advices and guidance provided by the PRC Subsidiary from time to time relating to its corporate governance, such as employment and dismissal of employees, daily operations and management, and financial management.

(4)

Under some Operation Agreements, the agreement will be in effect for an unlimited term until the term of business of one party expires and extension is denied by the relevant approval authorities. For other Exclusive Services Agreements, the agreement will be in effect for a long period of time, such as 10 years or 20 years, and will be extended at the sole discretion of the PRC Subsidiary.

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